As filed with the Securities and Exchange Commission on July 25, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

WOMEN FIRST HEALTHCARE, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	13-3919601 (I.R.S. Employer Identification Number)

12220 El Camino Real, Suite 400
San Diego, California 92130
(858) 509-1171
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Edward F. Calesa	Copies to: Scott N. Wolfe, Esq.
Chairman and Chief Executive Officer	Robert E. Burwell, Esq.
Women First HealthCare, Inc.	Latham & Watkins
12220 El Camino Real, Suite 400	12636 High Bluff Drive, Suite 300
San Diego, California 92130	San Diego, California 92130
(858) 509-1171	(858) 523-5400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $0.001 per share	4,563,444	$3.635	$16,588,119	$15,262

(1)
A portion of the shares covered by this Registration Statement are issuable pursuant to outstanding shares of convertible preferred stock and outstanding warrants. Pursuant to Rule 416(b) under the Securities Act of 1933, this Registration Statement shall also cover any additional shares of the Registrant’s common stock that become issuable upon the conversion of the convertible preferred stock or exercise of the warrants by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration that increases the Registrant’s outstanding shares of common stock.

(2)
Estimated in accordance with Rule 457(c) solely for purposes of computing the amount of the registration fee based on the average of the high and low sales prices of the common stock as reported on the Nasdaq National Market on July 22, 2002.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION—DATED JULY 25, 2002

PROSPECTUS

4,563,444 Shares

WOMEN FIRST HEALTHCARE, INC.

Common Stock

This prospectus relates to up to 4,563,444 shares of our common stock, which may be offered for sale from time to time by the selling stockholders named in this prospectus. The shares of common stock being offered are issuable upon the conversion of shares of our convertible preferred stock previously issued to the selling stockholders and upon the exercise of warrants previously issued to the selling stockholders. The shares of common stock to which this prospectus relates may be sold by the selling stockholders directly or through one or more broker-dealers, in one or more transactions on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise, at prices related to the prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholders. We will bear all expenses of the offering of common stock, except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and transfer taxes, as well as all fees and disbursements of their counsel and experts.

Our common stock is listed on the Nasdaq National Market under the symbol “WFHC.” On July 22, 2002, the last sale price of our common stock as reported on the Nasdaq National Market was $3.48 per share.

See “Risk Factors” beginning on page 3 for factors that you should consider before investing in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2002.

The terms “Women First,” “we,” “our” and “us” refer to Women First HealthCare, Inc., a Delaware corporation. All references in this prospectus to “common stock” refer to our common stock, par value $0.001 per share.

WOMEN FIRST HEALTHCARE, INC.

Women First is a specialty pharmaceutical company dedicated to improving the health and well-being of midlife women. Our mission is to help midlife women make informed choices about their physical and emotional health and to provide pharmaceutical products and self-care products to help these women improve the quality of their lives. We market these products in the United States through a number of channels including our dedicated sales force, our direct-to-consumer marketing programs through our internet sites, womenfirst.com and aswechange.com, and through our As We Change® national mail order catalog.

The pharmaceutical products we offer include the following:

•	Ortho-Est® Tablets, an oral estrogen product that we acquired from Ortho-McNeil Pharmaceutical effective January 1, 2001,

•
Esclim™, an estrogen patch system for which we have the exclusive right (subject to exceptions) to market, use, distribute and sell in various dosages in the United States and Puerto Rico pursuant to a distribution and license agreement with Laboratoires Fournier S.A,

•
Vaniqa® (eflornithine hydrochloride) Cream, 13.9%, a topical cream clinically proven to slow the growth of unwanted facial hair in women for which we acquired exclusive worldwide rights in June 2002 from a joint venture formed by Bristol-Myers Squibb Company and The Gillette Company,

•	Midrin®, a prescription headache management product for which we acquired exclusive U.S. rights and title from Elan Pharma International Ltd. and Elan Corporation plc in June 2001,

•	Bactrim™, an antibacterial product line used primarily in the treatment of certain urinary tract infections for which we acquired exclusive U.S. rights from Hoffman-LaRoche in October 2001,

•	Equagesic® Tablets, a pain management product for which we acquired all rights in the U.S. and Puerto Rico from American Home Products Corporation (now known as Wyeth) in November 2001, and

•	Synalgos®-DC Capsules, a pain management product for which we acquired all rights in the U.S. and Puerto Rico from Wyeth in November 2001.

Our executive offices are located at 12220 El Camino Real, Suite 400, San Diego, California 92130. Our telephone number is (858) 509-1171.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information included in this prospectus, before purchasing our shares of common stock. Each of these risks could adversely affect our business, financial condition and results of operations, as well as adversely affect the value of an investment in our common stock.

We have been in business a short time and have experienced significant losses since our inception.

We are an early stage company with a history of losses. We have incurred significant losses since we were founded in November 1996, accumulating a deficit of $68.6 million through March 31, 2002. Although we were profitable in the fourth quarter of 2001 and the first quarter of 2002, we may not be able to achieve profitability on an annual basis or to sustain profitability on a quarterly basis in the future. Early stage companies such as ours frequently encounter problems, delays and expenses. These include, but are not limited to, unanticipated problems and additional costs related to marketing, competition, manufacturing and product acquisitions and development. These problems may be beyond our control, and in any event, could adversely affect our results of operations.

If our products do not achieve and maintain market acceptance, we will be unable to realize our operating objectives.

Our estrogen replenishment therapy products may not maintain market acceptance. Esclim™, our lead product, and our Ortho-Est® Tablets compete in the estrogen replenishment therapy, or ERT, market. In July 2002, researchers affiliated with the National Cancer Institute reported that women on ERT after menopause ran a higher risk of ovarian cancer after ten years of use. This study and others could decrease the demand for our Esclim™ and Ortho-Est® Tablets products. These products also compete with combination estrogen/progestin hormonal replenishment therapy, or HRT. In July 2002, the National Institutes of Health announced that its National Heart, Lung and Blood Institute has stopped the clinical trial of HRT in healthy menopausal women because of an increased risk of invasive breast cancer, heart attacks, strokes and blood clots. While this study noted no increased risk of breast cancer, heart attacks, strokes or blood clots for women on ERT, the perception of such a risk could decrease the demand for our Esclim™ and Ortho-Est® Tablets products.

Other products we have acquired, such as Midrin®, Bactrim™, Equagesic®, Synalgos®, and Vaniqa® that were previously marketed by the parties from whom we purchased them, and those products we may acquire in the future, if any, likewise may not achieve or maintain market acceptance. The market acceptance of all of our products will depend on, among other factors:

•	their advantages over existing competing products,

•	their perceived efficacy, safety and cost,

•	the extent to which they are substituted generically by the pharmacy,

•	the actual or perceived side effect profile of our products, and

•	the reimbursement policies of the government and third-party payors.

Our business model assumes that our marketing programs and strategies and the growth in our target market will result in increased revenues. If our marketing programs and strategies do not succeed in generating increased revenues, we will be unable to realize our operating objectives. If the clinicians we target do not recommend and prescribe the products we offer or if midlife women do not regularly use these products, we will experience losses in the future and our business will be adversely affected.

Our business model requires the development and profitability of our pharmaceutical division and reaching breakeven in our consumer division. If we fail to implement key elements of our business plan, we may not succeed.

We have embarked on an ambitious plan to provide prescription and non-prescription products to midlife women. There is a limited market awareness of our company and the products and services we offer. We must generate expanded market demand for the products we offer by convincing OB/GYNs, nurse practitioners and physicians’ assistants focused on women’s health to prescribe and recommend the products we offer, as well as manage different distribution channels for the products we offer. If we do not generate sufficient demand for our products, our business may not succeed.

Any failure by us to obtain rights to additional products and successfully integrate them may limit our growth potential to our current organic growth. We are uncertain of our ability to obtain additional financing at favorable terms for future product acquisitions.

We plan to obtain rights to additional products through license or acquisition agreements to expand our business beyond its current size. Our failure to obtain rights to market products or to acquire products on acceptable terms or to integrate these products into our organization may limit our growth opportunities if our current sales do not grow as anticipated. We may not be able to identify appropriate licensing or acquisition candidates in the future. Even if we identify an appropriate candidate, competition for it may be intense. We may not be able to successfully negotiate the terms of a license or acquisition agreement on commercially acceptable terms. The negotiation of agreements to obtain rights to additional products could divert our management’s time and resources from our existing business. Moreover, we may be unable to finance an acquisition or integrate a new product or company into our existing business.

Although we believe that our existing cash balances will be sufficient to meet our working capital and capital expenditure requirements for the foreseeable future, we may need additional capital to acquire prescription products or companies. For example, in June 2002, we financed the acquisition of Vaniqa® through the issuance of $28 million of senior secured notes and $13 million of convertible preferred stock. Future funding, if needed, may not be available on acceptable terms, if at all. If additional funds are needed and not available, we may be required to postpone obtaining new products through license or acquisition. This could have the effect of limiting our growth. If we raise additional funds through the issuance of equity securities or we issue equity securities for one or more significant acquisitions, the percentage ownership of our then-current stockholders may be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If we raise additional funds through the issuance of debt securities, these new securities could have certain rights, preferences and privileges senior to those of the holders of our common stock, and the terms of these debt securities could impose restrictions on our operations.

Our quarterly financial results may fail to meet or exceed the expectations of investors, which could cause the price of our stock to decline significantly.

Our quarterly operating results may fail to meet or exceed the expectations of securities analysts or investors because of a number of factors, including the following:

•	changes in the acceptance or availability of the products we offer,

•	the timing of new product offerings, acquisitions or other significant events by us or our competitors,

•	regulatory approvals and legislative changes affecting the products we offer or those of our competitors,

•	the productivity of our sales force, and

•	general economic and market conditions and conditions specific to the health care industry.

Failure to meet or exceed the expectations of securities analysts or investors could have a material adverse effect on our stock price.

The health care industry and the markets for the products we offer are very competitive. We may not be able to compete effectively, especially against established industry competitors with significantly greater financial resources.

The health care industry is highly competitive. Most of our competitors are large, well-known pharmaceutical, life science and health care companies that have considerably greater financial, sales, marketing and technical resources than we have. Additionally, these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with product lines we market and distribute. The pharmaceutical industry is characterized by continuous product development and technological change.

The pharmaceutical products we offer face significant competition. Ortho-Est® Tablets compete in the ERT market, a market dominated by Premarin™, a product manufactured by Wyeth-Ayerst Laboratories, Inc., a division of Wyeth. The Esclim™ estradiol transdermal system competes in the ERT market against products made by Berlex Laboratories, Watson Laboratories, Inc., Novogyne Pharmaceuticals and Novartis Pharmaceutical. The ERT products we market also compete with HRT products marketed by Wyeth, Parke-Davis, a division of Pfizer, Solvay Pharmaceuticals, Inc., Barr Laboratories, Inc., Pharmacia Corporation and others, as well as generic HRT products. Esclim™ is not available generically but there is a generic ERT patch available. Ortho-Est® Tablets face significant generic competition. The ERT products we market also compete with non-hormonal replenishment therapy products marketed by Merck & Co., Inc. and Eli Lilly & Company. Each of these competitors has substantially greater marketing, sales and financial resources than we do.

Midrin® competes against a class of drugs called triptans as well as against generic competitors. Triptans are manufactured by several companies, including GlaxoSmithKline (Imitrex®), Merck & Co. (Maxalt®) and AstraZeneca Pharmaceuticals LP (Zomig®). Bactrim™ competes in the antibacterial market against Cotrim™ marketed by Teva Pharmaceuticals, Septra®, manufactured by Monarch, a division of King Pharmaceuticals, and generic products made by High Tech Pharmaceutical Co., United Research Laboratories and Mutual Pharmaceutical Co., among others. Equagesic® competes against Flexeril®, manufactured by Merck & Co., and Valium®, manufactured by Roche Labs, as well as against generic cyclobenzaprine and generic diazepam. Synalgos® competes against hydrocodone products such as Vicodin® from Abbott Laboratories and codeine products such as Tylenol® with Codeine, manufactured by McNeil Consumer Healthcare, a subsidiary of Johnson & Johnson.

Vaniqa® (eflornithine hydrochloride) Cream, 13.9% competes in the women’s facial hair removal market against a variety of depilatory products, electrolysis, laser hair removal and other hair retardant and hair removal products. Although Vaniqa® cream is not available generically, it has been on the market only a short period of time and our sales force has only recently begun to market the product. The competitive products for the removal of unwanted facial hair in women have substantially greater market presence than does Vaniqa® cream. In addition, because Vaniqa® cream is a prescription hair removal product, we may have difficulty competing against products that are more readily available to consumers in over-the-counter form.

Competition for the self-care products we offer is significant. Our subsidiary, As We Change, LLC competes with a number of catalog companies and Internet retailers focusing on self-care products. Luminesence, SelfCare®, Harmony™, Inner Balance and InteliHealth HealthyHome™ market and sell general lifestyle and personal care products.

Our failure to adequately respond to the competitive challenges faced by the products we offer could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to obtain reimbursement for the pharmaceutical products we offer. Any failure to obtain reimbursement could limit our sales of the product and could harm our results of operations.

Our ability to market new and existing pharmaceutical products depends in part on whether health care payors, including government authorities, private health insurers, health maintenance organizations and managed care organizations, will provide sufficient reimbursement for the products we offer. Third-party payors are increasingly challenging the prices of pharmaceutical products and demanding data to justify the inclusion of new or existing products in their formularies. Significant uncertainty exists regarding the reimbursement status of pharmaceutical products, and we cannot predict whether additional legislation or regulation affecting third-party coverage and reimbursement will be enacted in the future, or what effect such legislation or regulation would have on our business. Reimbursement may not be available for the products we offer and reimbursement granted may not be maintained. In particular, sales of Ortho-Est® Tablets, Bactrim™ and Midrin® may be adversely affected by formularies that require substitution of generics on prescriptions written for these products unless the physician indicates “dispense as written” on the prescription. Moreover, limits on reimbursement available from third-party payors may reduce the demand for, or adversely affect the price of, the products we offer. The unavailability or inadequacy of third-party reimbursement for the products we offer could have a material adverse effect on our results of operations.

We are dependent on a single source of supply for each of the pharmaceutical products we offer. If one of our suppliers fail to supply adequate amounts of a product we offer, our sales may suffer.

We are dependent on single sources of supply for the pharmaceutical products we offer. With respect to our products and the ingredients contained in these products, we cannot guarantee that these third parties will be able to provide adequate supplies of products or materials in a timely fashion. These third parties may pursue the manufacture and supply of their own pharmaceutical products in preference to those being manufactured for us. In addition, our third party suppliers may terminate their agreements with us earlier than we expect, and as a result we may be unable to continue to market and sell the related pharmaceutical products on an exclusive basis or at all. We also face the risk that one of our suppliers could lose its production facilities in a disaster, be unable to comply with applicable government regulations or lose the governmental permits necessary to manufacture the products it supplies to us. If a third-party supplier cannot meet our needs for a product, we may not be able to obtain an alternative source of supply in a timely manner. In these circumstances, we may be unable to continue to market products as planned and our financial results would be adversely affected.

Because we depend on a small number of customers for a significant portion of our revenues, the loss of any of these customers or any cancellation or delay of a large purchase by any of these customers could significantly reduce our revenues.

Historically, a limited number of customers has accounted for a significant portion of our total revenues. For the three months ended March 31, 2002, one customer accounted for 34% of our net product revenues. We have no long-term commitments from this customer or any other customer to purchase product from us. We anticipate that our operating results will continue to depend to a significant extent upon revenues from a small number of customers. The loss of any of our key customers, or a significant reduction in sales to those customers, could significantly reduce our revenues.

We may be exposed to product and professional liability claims not covered by insurance that would harm our business.

We may be exposed to product or professional liability claims. Although we believe that we currently carry and intend to maintain appropriate product and professional liability insurance, we cannot guarantee that this insurance will be sufficient to cover all possible liabilities or that such insurance will continue to be available in the future at acceptable costs. A successful suit against us could have an adverse effect on our business and financial condition if the amounts involved are material.

Our inability to obtain new proprietary rights or to protect and retain our existing rights could impair our competitive position and adversely affect our sales.

We believe that the patents, trademarks, copyrights and other proprietary rights that we own or license, or that we will own or license in the future, will continue to be important to our success and competitive position. If we fail to maintain our existing rights or cannot acquire additional rights in the future, our competitive position may be harmed. We rely on a third party to maintain and protect against infringement of the patents relating to our Vaniqa® cream. Due to the length of time and expense associated with bringing new pharmaceutical products to market, there are benefits associated with acquiring or licensing products that are protected by existing patents or for which patent protection can be obtained. While the Esclim™ estradiol transdermal system and our Vaniqa® cream incorporate patented technology, the other pharmaceutical products and most of the self-care products we sell are not protected by patents. We have applied for registration of a number of key trademarks and intend to introduce new trademarks, service marks and brand names. We intend to take the actions that we believe are necessary to protect our proprietary rights, but we may not be successful in doing so on commercially reasonable terms, if at all. In addition, parties that license their proprietary rights to us may face challenges to their patents and other proprietary rights and may not prevail in any litigation regarding those rights. Moreover, our trademarks and the products we offer may conflict with or infringe upon the proprietary rights of third parties. If any such conflicts or infringements should arise, we would have to defend ourselves against such challenges. We also may have to obtain a license to use those proprietary rights or possibly cease using those rights altogether. Any of these events could harm our business.

We have incurred significant debt obligations and issued other securities which will require us to make debt service and similar payments in the future.

We incurred debt obligations of $48.75 million to finance the acquisitions of Midrin®, Equagesic®, Synalgos™, and Vaniqa®. We issued a convertible debt security of $11 million to Elan to acquire Midrin®. The note bears interest at 7% and the interest accretes to the principal of the note for the first two years. Beginning in the third quarter of 2003, we are required to make quarterly interest payments in cash. We issued a promissory note for $9.75 million to Wyeth for Equagesic® and Synalgos®. The note requires us to make three equal annual cash payments of $3.25 million beginning in November 2002.

We financed the acquisition of Vaniqa® through the issuance of $28 million of senior secured notes and $13 million of convertible preferred stock to the selling stockholders. The senior secured notes mature in September 2005 and bear interest at the initial rate of 11% per annum, which increases to 12.5% per annum 18 months from the acquisition and 13% per annum 24 months from the acquisition. We may pay interest amounts in excess of 11% per annum in cash or through the issuance of additional senior secured notes. The senior secured notes may be redeemed by us at any time at a redemption price of 108% of the aggregate principal amount outstanding plus accrued and unpaid interest. The senior secured notes are required to be redeemed with 100% of the proceeds of future loans and sales of debt securities and 75% of the proceeds of future sales of equity securities, subject to various exceptions, including, in the case of future sales of equity securities, acquisitions of pharmaceutical products and other assets meeting specified criteria. In addition, the holders of the senior secured notes have the right to require us to redeem the senior secured notes at a price of 108% of the aggregate principal amount outstanding upon certain changes in control of us. For purposes of the senior secured notes, a change in control would include an event where Edward F. Calesa, our Chairman and Chief Executive Officer, ceases to (1) beneficially own at least 4,500,000 shares of our common stock or (2) serve as our Chief Executive Officer, unless either event is caused by his death at a time when we hold “key man” life insurance on Mr. Calesa for the benefit of the investors of at least $10 million while all of the senior secured notes are outstanding or a lower insurance amount that decreases proportionately as the senior secured notes are redeemed, but not less than $5 million. We also must generally use 75% of our “excess cash flow” (as defined in the note and warrant purchase agreement among us and the selling stockholders) to redeem the senior secured notes at 100% of the aggregate principal amount outstanding plus accrued but unpaid interest. Our obligations under the senior secured notes are secured by a pledge of our Vaniqa®-related assets.

The $13 million of convertible preferred stock that we issued to finance the acquisition of Vaniqa® has an aggregate initial stated value equal to $13 million, which accretes at a rate of 10% per annum, calculated quarterly, which increases to 11.5% per annum 18 months from the acquisition and 12.5% per annum 24 months from the acquisition. The convertible preferred stock is convertible at any time at the option of the holders into shares of our common stock at a rate equal to the accreted stated value divided by $6.35, subject to certain antidilution adjustments. Unless previously converted, we will be required to redeem the convertible preferred stock for cash at its accreted stated value plus accrued and unpaid dividends, if any, in June 2006. If our common stock trades at three times the conversion price of the convertible preferred stock for a specified period of time, we may, at our option, require the mandatory conversion of the convertible preferred stock or redeem the convertible preferred stock, subject to the holders’ rights to convert to common stock before such optional redemption is completed. The holders of the convertible preferred stock have the right to require us to redeem the convertible preferred stock at 108% of its accreted stated value upon certain changes in control of us. For purposes of the convertible preferred stock, a change in control would include an event where Mr. Calesa ceases to (1) beneficially own at least 4,500,000 shares of our common stock while the senior secured notes are outstanding or 3,500,000 shares after the senior secured notes have been redeemed or (2) serve as our Chief Executive Officer, unless these events are caused by his death at a time when we hold “key man” life insurance on Mr. Calesa for the benefit of the investors of at least $10 million while all of the senior notes are outstanding or a lower insurance amount that decreases proportionately as the senior secured notes are redeemed, but not less than $5 million. In addition, the convertible preferred stock is required to be redeemed at 108% of its initial stated value with 100% of the proceeds of future loans and sales of debt securities (other than debt expressly permitted by the terms of the preferred stock) and 75% of the proceeds of future sales of equity securities, subject to the senior rights of the senior secured notes to be redeemed first and to various other exceptions, including, in the case of future sales of equity securities, acquisitions of pharmaceutical products and other assets meeting specified criteria. We also must generally use 75% of our “excess cash flow” (as defined in the certificate of designation for the convertible preferred stock) to redeem the convertible preferred stock at 100% of its accreted stated value, subject to the senior rights of the senior secured notes. In addition, in the event of a merger or acquisition of our company, we may cause the convertible preferred stock to be converted into cash, the securities offered in the transaction or a combination of the two so long as the value of the consideration is three times the conversion price of the preferred stock. Our obligations under the terms of the convertible preferred stock are secured by a pledge of our Vaniqa®-related assets, subject to the senior rights of the senior secured notes.

If we fail to make payment on the debt and preferred stock as required, we may be declared in default and lose our rights to the products that secure their repayment.

Our senior secured notes and convertible preferred stock contain provisions and requirements that could limit our ability to secure additional financing and respond to changing business and economic conditions.

The restrictions contained in the senior secured notes and convertible preferred stock that we issued to finance the acquisition of Vaniqa® may limit our ability to implement our business plan, finance future operations, respond to changing business and economic conditions, secure additional financing, and acquire additional pharmaceutical products. Both our senior secured notes and our convertible preferred stock restrict our ability to incur additional indebtedness and require us to use proceeds from additional indebtedness or the sale of other securities to repay the senior secured notes and redeem the convertible preferred stock, subject in each case to limited exceptions. Our senior secured notes, among other things, restrict our ability to create liens, make capital expenditures and sell assets, subject to limited exceptions. In addition, our senior secured notes require us to maintain a minimum:

•	earnings before interest, taxes, depreciation and amortization, or EBITDA,

•	net worth, and

•	fixed charge coverage ratio.

We may not satisfy the financial ratios and other covenants under our senior secured notes due to events that are beyond our control. If we fail to satisfy any of the financial ratios or other covenants, we could be in default under our senior secured notes, which could result in us losing the rights to Vaniqa®. Specified defaults would result in the requirement to immediately redeem the senior secured notes and convertible preferred stock, which would have a material adverse effect on our business, financial condition and results of operations. In addition, if we fail to comply with the covenants governing our indebtedness, we may need additional financing in order to service or extinguish our indebtedness. We may not be able to obtain financing or refinancing on terms that are acceptable to us, or at all.

The adoption of the Financial Accounting Standards Board Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” as of January 1, 2002 could adversely affect our future results of operations and financial position.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. As of March 31, 2002, we had goodwill and intangible assets valued at approximately $1.5 million. During the second quarter of 2002, we will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets to determine if a transition impairment charge should be recognized under SFAS 142. We will thereafter at least annually test for impairment. Such tests may result in a determination that these assets have been impaired. If at any time we determine that an impairment has occurred, we will be required to reflect the impaired value as a charge, resulting in a reduction in earnings in the quarter such impairment is identified and a corresponding reduction in our net asset value. A material reduction in earnings resulting from such a charge could cause us to fail to be profitable in the period in which the charge is taken or otherwise to fail to meet the expectations of investors and securities analysts, which could cause the price of our stock to decline.

Much of our business is subject to regulation. Regulatory bodies could impair or eliminate our ability to conduct portions of our business.

Many of our activities are subject to extensive regulation by one or more federal, state or local agencies. These regulatory bodies have the power to restrict or eliminate many of our business activities, and to seek civil and criminal penalties for noncompliance with applicable laws and regulations. Changes in existing laws and regulations could adversely affect our business.

Our failure to retain the principal members of our management team or to hire additional qualified employees would adversely affect our ability to implement our business plan.

Our success depends upon the retention of the principal members of our management, technical and marketing staff, particularly Edward F. Calesa, our President, Chief Executive Officer and Chairman of the Board. The loss of the services of Mr. Calesa or other key members of our management team might significantly delay or prevent the achievement of our development and strategic objectives. We have entered into an employment contract with Mr. Calesa. We are the beneficiary of a life insurance policy on the life of Mr. Calesa in the amount of $2.0 million. If Mr. Calesa ceases to serve as our Chief Executive Officer, we may be required to redeem the senior secured notes and convertible preferred stock issued to the selling stockholders. We do not have life insurance policies on the lives of any other members of our management team. Our success also depends on our ability to attract additional qualified employees. Our inability to retain our existing personnel or to hire additional qualified employees would have a material adverse effect on our company.

Our management and existing stockholders have substantial control over our voting stock and can make decisions that could adversely affect our business and our stock price.

As of July 15, 2002, Edward F. Calesa and his family members jointly beneficially owned approximately 33.5% of our common stock. Also as of the same date, our present directors and executive officers and their affiliates as a group beneficially owned approximately 34.9% of our outstanding common stock. Accordingly, if all or certain of these stockholders were to act together, they would be able to exercise significant influence over or control the election of our board of directors, the management and policies of Women First and the outcome of certain corporate transactions or other matters submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

Our directors and management, acting together, may be able to prevent or effect a change in control of Women First and are able to amend certain provisions of our certificate of incorporation and bylaws at any time. The interests of this group may conflict with the interests of our other holders of common stock, and this concentration of ownership may discourage others from initiating potential mergers, takeovers or other change in control transactions.

The public market for our common stock is volatile, and the price of our stock can fluctuate for reasons unrelated to our operating performance.

The market prices and trading volumes for securities of emerging companies, like Women First, historically have been highly volatile and have experienced significant fluctuations both related and unrelated to the operating performance of those companies. The price of the common stock may fluctuate widely, depending on many factors, including factors that may cause our quarterly operating results to fluctuate as well as market expectations and other factors beyond our control.

We have implemented anti-takeover provisions that could prevent an acquisition of our company at a premium price.

Provisions of our Fourth Amended and Restated Certificate of Incorporation, as amended, and Second Amended and Restated Bylaws may make it difficult for a third party to acquire us and could discourage a third party from attempting to acquire us at a premium price. These include provisions classifying our board of directors, prohibiting stockholder action by written consent and requiring advance notice for nomination of directors and stockholders’ proposals. In addition, Section 203 of the Delaware General Corporation Law also imposes restrictions on mergers and other business combinations between us and any holders of 15% or more of our common stock. Moreover, our certificate of incorporation allows our board of directors to issue, without further stockholder approval, preferred stock that could have the effect of delaying, deferring or preventing a change in control. The issuance of preferred stock also could adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. In 2001, we adopted a Change in Control / Severance Policy that may have the effect of discouraging a third party from attempting to acquire us. Our option plans provide that unvested options will become fully vested and exercisable upon a change in control of Women First. The provisions of our certificate of incorporation and bylaws, our option plans, as well as certain provisions of Delaware law, may have the effect of discouraging or preventing an acquisition, or disposition, of our business. These provisions also may diminish the opportunities for a stockholder to participate in certain tender offers, including tender offers at prices above the then-current fair market value of our common stock. Some of our key contracts contain provisions that would allow the other party to the agreement to terminate the agreement upon a change in control.

FORWARD-LOOKING STATEMENTS

Some of the information under the caption “Risk Factors” and elsewhere in this prospectus may include forward-looking statements. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions, and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. A discussion of some of the risks and uncertainties that could affect our forward-looking statements is included in this prospectus under the caption “Risk Factors.”

USE OF PROCEEDS

We are registering the shares of our common stock offered by this prospectus for the account of the selling stockholders identified in the section of this prospectus entitled “Selling Stockholders.” All of the net proceeds from the sale of our common stock by this prospectus will go to the stockholders who offer and sell their shares of our common stock. We will not receive any part of the proceeds from the sale of these securities.

SELLING STOCKHOLDERS

The following table provides the name of each selling stockholder and the number of shares of our common stock offered by each selling stockholder under this prospectus. Of the 4,563,444 shares of common stock listed below,

•	2,864,006 shares are issuable upon the conversion of shares of our convertible preferred stock issued to the indicated selling stockholders in June 2002 in a private placement, and

•	1,699,438 shares are issuable upon the exercise of warrants issued to the indicated selling stockholders in June 2002 in a private placement.

Both the convertible preferred stock and the warrants provide that in no event will we be required to issue shares of common stock upon exercise of the convertible preferred stock and the warrants in an amount which, when taken together with the aggregate number of shares of common stock that would then be issuable upon conversion of all outstanding shares of convertible preferred stock and exercise of any warrant, together with any shares of common stock previously issued upon conversion of shares of convertible preferred stock or exercise of any warrant, would exceed 19.9% of the number of shares of common stock outstanding on the closing date, unless requisite shareholder approval under the rules of the Nasdaq National Market has been obtained.

Our convertible preferred stock contains an accreting stated value that will cause the number of shares of our common stock issuable upon the conversion of our convertible preferred stock to increase over time. The stated value of the convertible preferred stock will cease to accrue on June 30, 2006, the date on which we will be obligated to redeem outstanding shares of convertible preferred stock. Our convertible preferred stock had an aggregate initial stated value equal to $13,000,000 at the closing of the sale of the convertible preferred stock in June 2002. The stated value accretes at a rate of 10% per annum, calculated quarterly, and increases to 11.5% per annum 18 months from the closing and 12.5% per annum 24 months from the closing. Our convertible preferred stock is convertible at any time at the option of the holders into shares of our common stock at a rate equal to the accreted stated value divided by $6.35, subject to antidilution adjustments. Accordingly, depending upon the length of time that our convertible preferred stock remains outstanding, the number shares of our common stock that the selling stockholders may obtain upon the conversion of our convertible preferred stock and offer for sale under this prospectus will increase. The shares of our common stock that the selling stockholders may obtain upon the conversion of our convertible preferred stock also could increase upon the occurrence of any antidilution adjustments set forth in the certificate of designation governing our convertible preferred stock. The number of shares of common stock described above as issuable upon conversion of the convertible preferred stock includes shares issuable upon accretion of the convertible preferred stock up to a maximum number of shares, that when combined with the shares of common stock issuable upon exercise of the warrants, does not exceed 19.9% of the number of shares of common stock outstanding on the issuance date of the convertible preferred stock and warrants. If at any time the number of shares issuable upon conversion of the convertible preferred stock and warrants would otherwise be greater than 19.9% of the number of shares of common stock outstanding on the closing date and requisite shareholder approval has not been obtained, amounts equal to the accretion of the convertible preferred stock would be required to be paid in cash. The number of shares of common stock described above does not include any additional shares that could become issuable as a result of a change in the conversion price upon the occurrence of antidilution adjustments.

The selling stockholders hold warrants that are initially exercisable into an aggregate of 1,699,438shares of our common stock. The holders of the warrants may exercise them at any time, in whole or in part, until December 31, 2006 at an exercise price of $5.50 per share. The warrants contain antidilution adjustment provisions, including adjustments for dividends on our common stock, reverse stock splits or combinations of our common stock or issuances of additional shares of our common stock at less than the current market value, subject to customary exceptions. We issued the warrants to the selling stockholders in connection with their purchase of $28 million of our senior secured notes. The number of shares of common stock described above as issuable upon exercise of the warrants does not include any additional shares that could become issuable upon the occurrence of any antidilution adjustments.

Because the selling stockholders may sell all or part of their shares of our common stock under this prospectus and since this offering is not being underwritten on a firm commitment basis, we cannot estimate the number and percentage of shares of our common stock that the selling stockholders will hold at the end of the offering covered by this prospectus.

	Shares Beneficially Owned Before the Offering		Shares Being Offered	Shares Beneficially Owned After the Offering
Name	Number	Percent		Number	Percent
CIBC WMC Inc.(1)	2,551,491	10.0%	2,551,491	—	—
Broad Street Associates, LLC(2)	660,925	2.8%	660,925	—	—
J.H. Whitney Mezzanine Fund, L.P.(3)	455,206	2.0%	455,206	—	—
Whitney Private Debt Fund(4)	455,206	2.0%	455,206	—	—
Greenleaf Capital, L.P.(5)	440,616	1.9%	440,616	—	—

(1)	Represents 1,762,465 shares of common stock issuable upon conversion of convertible preferred stock and 789,026 shares issuable upon exercise of warrants.
(2)	Represents shares issuable upon conversion of convertible preferred stock.
(3)	Represent shares issuable upon exercise of warrants.
(4)	Represent shares issuable upon exercise of warrants.
(5)	Represents shares issuable upon conversion of convertible preferred stock.

Broad Street Associates, LLC, J.H. Whitney Mezzanine Fund, L.P., Whitney Private Debt Fund and Greenleaf Capital, L.P. are each affiliates of Whitney & Co.

Registration Rights Agreements

Pursuant to agreements between the selling stockholders and us, we agreed to file this registration statement covering the shares of common stock issuable to the selling stockholders.

Relationships to Selling Stockholders

None of the selling stockholders has any position, office or other material relationship with us or any of our affiliates, nor have they had any position, office or material relationship with us or any of our affiliates within the past three years, except as follows: CIBC World Markets, an affiliate of CIBC WMC Inc., acted as our financial advisor and placement agent in connection with our private placement of the convertible preferred stock, senior secured notes and warrants.

PLAN OF DISTRIBUTION

Resales by the Selling Stockholders

We are registering the shares on behalf of the selling stockholders. The selling stockholders may offer the shares from time to time, either in increments or in a single transaction. The selling stockholders may also decide not to sell any or all of the shares allowed to be sold under this prospectus. The selling stockholders will act independently of one another in making decisions with respect to the timing, manner and size of each sale.

Donees, Pledgees and Distributees

The term “selling stockholders” includes donees, who are persons who receive shares from the selling stockholders after the date of this prospectus by gift. The term also includes pledgees, who are persons who, upon contractual default by the selling stockholders, may seize shares which the selling stockholders pledged to such persons. The term also includes distributees who receive shares from the selling stockholders after the date of this prospectus as a distribution to members or partners of the selling stockholders.

Cost and Commissions

We will pay all costs, expenses and fees in connection with the registration of the shares being offered by this prospectus. The selling stockholders will pay all brokerage commissions and similar selling expenses, if any, attributable to the sale of shares.

Types of Sale Transactions

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell their shares in one or more types of transactions (which may include block transactions):

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•	in privately negotiated or block transactions;

•	in the over-the-counter market;

•	through the writing of options on shares;

•	by pledge to secure debts and other obligations;

•	in hedge transactions and in settlement of other transactions;

•	in short sales; or

•	through any combination of the above methods of sale.

The shares may be sold at a fixed offering price, which may be changed, or at market prices prevailing at the time of sale, or at negotiated prices.

Sales to or through Broker-Dealers

The selling stockholders may either sell shares directly to purchasers, or sell shares to, or through, broker-dealers. These broker-dealers may act either as an agent of the selling stockholders, or as a principal for the broker-dealer’s own account. These transactions may include transactions in which the same broker acts as an agent on both sides of the trade. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares. This compensation may be received both if the broker-dealer acts as an agent or as a principal. This compensation might also exceed customary commissions.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and re-deliver the shares to close out such short positions. The selling stockholders may enter into options or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

Distribution Arrangements with Broker-Dealers

If the selling stockholders notify us that any material arrangement has been entered into with a broker-dealer for the sale of shares through:

•	a block trade,

•	a special offering,

•	an exchange distribution or secondary distribution, or

•	a purchase by a broker or dealer,

then we will file, if required, a supplement to this prospectus under Rule 424(b) of the Securities Act.

The supplement will disclose, to the extent required:

•	the names of the selling stockholders and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	any other facts material to the transaction.

Deemed Underwriting Compensation

The selling stockholders and any broker-dealers that act in connection with the sale of their shares may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act depending on the circumstances of such sale. Any commissions received by such broker-dealers, and any profit on the resale of shares sold by them while acting as principals, could be deemed to be underwriting discounts or commissions under the Securities Act.

Indemnification

The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of their shares against certain liabilities, including liabilities arising under the Securities Act. Under our agreements with the selling stockholders, we and the selling stockholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

Prospectus Delivery Requirements

The selling stockholders must deliver this prospectus and any supplements to this prospectus when and in the manner required by the Securities Act.

Sales under Rule 144

The selling stockholders may also resell all or a portion of the shares offered by this prospectus in open market transactions in reliance upon Rule 144 under the Securities Act. To do so, the selling stockholders must meet the criteria and comply with the requirements of Rule 144.

Regulation M

The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares offered by this prospectus.

Compliance with State Law

In jurisdictions where the state securities laws require it, the selling stockholders’ shares offered by this prospectus may be sold only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and has been complied with.

EXPERTS

Ernst & Young, LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

The legality of our common stock offered by this prospectus will be passed upon by Latham & Watkins, San Diego, California.

WHERE TO FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. Our SEC filings also are available to the public on the SEC’s Internet site at www.sec.gov. In addition, you may obtain a copy of our SEC filings at no cost by writing or telephoning our Chief Financial Officer at:

Women First HealthCare, Inc.
12220 El Camino Real, Suite 400
San Diego, California 92130
(858) 509-1171

The SEC allows us to “incorporate by reference” in this prospectus information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. Women First incorporates by reference the documents listed below and any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus is completed:

•	The Annual Report on Form 10-K of Women First for the fiscal year ended December 31, 2001;

•	The Quarterly Report on Form 10-Q of Women First for the quarter ended March 31, 2002;

•	The Current Report on Form 8-K filed with the SEC on July 2, 2002; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on June 24, 1999.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date this Registration Statement is filed with the SEC and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be a part of it from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, relating to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. For more detail concerning Women First and any securities offered by this prospectus, you may examine the registration statement and the exhibits filed with it at the offices of the SEC.

You should rely only on the information provided or incorporated by reference in this prospectus or in the applicable supplement to this prospectus. You should not assume that the information in this prospectus and the applicable supplement is accurate as of any date other than the date on the front cover of the document.

We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

Women First HealthCare, Inc.
4,563,444 Shares
Common Stock

P R O S P E C T U S

                , 2002

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following is an itemized statement of expenses incurred in connection with this Registration Statement. All such expenses will be paid by Women First HealthCare, Inc. (the “Company”).

SEC Registration Fee	$15,262
Legal Fees and Expenses	15,000
Accounting Fees and Expenses	7,500
Printing and Mailing Expenses	5,000
Miscellaneous	2,238

Total	$45,000

All of the above items except the registration fee are estimates.

Item 15.    Indemnification of Directors and Officers.

The General Corporation Law of the State of Delaware (the “DGCL”) permits a Delaware corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful. The DGCL also provides that a corporation may advance the expenses of defense (upon receipt of a written undertaking to reimburse the corporation if it is ultimately determined that such individual is not entitled to indemnification) and must reimburse a successful defendant for expenses, including attorneys’ fees, actually and reasonably incurred. The DGCL further provides that indemnification may not be made for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, except only to the extent a court determines that the person is entitled to indemnity for such expenses that such court deems proper. The DGCL also permits a corporation to purchase and maintain liability insurance for its directors and officers.

The Company’s Fourth Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action or suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his/her conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company maintains insurance on behalf of its directors and officers, insuring them against liabilities that they may incur in such capacities or arising out of such status.

Item 16.    Exhibits

The Exhibit Index is attached hereto on page E-1.

Item 17.    Undertakings

(a)  The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement; provided, however, that subparagraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to existing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in theopinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of San Diego, State of California, on the 25th day of July, 2002.

WOMEN FIRST HEALTHCARE, INC.

By:	/s/ EDWARD F. CALESA
Edward F. Calesa Chairman, President and CEO

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Each person whose signature appears below hereby constitutes and appoints Edward F. Calesa and Charles M. Caporale, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith or in connection with the registration of the common stock offered hereby under the Securities Exchange Act of 1934, with the SEC, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorneys-in-fact and agents, and each of them, may do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ EDWARD F. CALESA Edward F. Calesa	Chairman of the Board, President and CEO (Principal Executive Officer)	July 25, 2000

/s/ CHARLES M. CAPORALE Charles M. Caporale	Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	July 25, 2000

/s/ NATHAN KASE, M.D Nathan Kase, M.D	Director	July 25, 2000

Dennis M. Jones	Director	July 25, 2000

/S/ PATRICIA NASSHORN Patricia Nasshorn	Director	July 25, 2000

/S/ RICHARD L. RUBIN, PHD. Richard L. Rubin PHD	Director	July 25, 2000

Michael T. Sember	Director	July 25, 2000

EXHIBIT INDEX

The following exhibits are filed as part of this Registration Statement on Form S-3 or are incorporated herein by reference.

Exhibit Number	Description

3.1(1)	Fourth Amended and Restated Certificate of Incorporation.

3.2(2)	Certificate of Designation of Preferences and Rights of Senior Convertible Redeemable Preferred Stock, Series A.

4.1(3)	Form of Specimen Common Stock Certificate.

4.2(2)	Note and Warrant Purchase Agreement, dated as of June 25, 2002, by and among Women First HealthCare, Inc. and the Purchasers named therein.

4.3(2)	Form of Common Stock Purchase Warrant, dated June 25, 2002

4.4(2)	Preferred Stock Purchase Agreement, dated June 25, 2002, by and among Women First HealthCare, .Inc. and the Purchasers named therein.

4.5(2)	Registration Rights Agreement, dated June 25, 2002, related to the Notes and Warrants by and among Women First HealthCare, Inc. and the holders of Notes named therein.

4.6(2)	Registration Rights Agreement, dated June 25, 2002, related to the Preferred Stock by and among Women First HealthCare, Inc. and the holders of Preferred Stock named therein

5.1*	Opinion of Latham & Watkins.

23.1	Consent of Latham & Watkins (contained in Exhibit 5.1).

23.2*	Consent of Ernst & Young LLP, Independent Auditors.

24.1	Powers of Attorney (contained on the signature page of this Registration Statement).

(1)	Incorporated by reference to Women First HealthCare, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 filed August 13, 1999.
(2)	Incorporated by reference to Women First HealthCare, Inc.’s Current Report on Form 8-K filed on July 2, 2002.
(3)	Incorporated by reference to Amendment No. 4 to the Company’s Registration Statement on Form S-1 filed on June 24, 1999.
*	Filed herewith.

E-1